

Energy Fuels Receives Final License Amendment from U.S. Nuclear Regulatory Commission for Expansion of Nichols Ranch Uranium Project

Lakewood, Colorado – March 23, 2017

Energy Fuels Inc. (NYSE MKT: UUUU; TSX: EFR) ("Energy Fuels" or the "Company"), a leading producer of uranium in the United States, is pleased to announce that it has received the final amendment to the Source Material License (the "License Amendment") for the expansion of its Nichols Ranch ISR Project ("Nichols Ranch") from the U.S. Nuclear Regulatory Commission ("NRC"). With this License Amendment in hand, the Company now holds all of the permits, licenses, and approvals required to expand the Nichols Ranch ISR Project into the Jane Dough wellfields in the future. Nichols Ranch is a currently producing *in situ* recovery ("ISR") uranium project, located in northeast Wyoming. All of the Company's uranium production is sold into the global uranium market and used for the generation of clean, carbon-free nuclear energy.

The License Amendment for the Jane Dough expansion was issued by the NRC on March 22, 2017. In support of the License Amendment, the NRC prepared an Environmental Assessment ("EA"), a Safety Evaluation Report ("SER"), and a Finding of No Significant Impact ("FONSI"). This final NRC approval for the Jane Dough expansion follows final U.S. Environmental Protection Agency ("EPA") and Wyoming Department of Environmental Quality ("WDEQ") approval of the aquifer exemption, as previously announced by the Company on February 17, 2017. In addition on March 7, 2017, the Company received final approval from the WDEQ Land Quality Division ("LQD") for an amendment that added the Jane Dough wellfield to the mine permit for Nichols Ranch.

The Jane Dough wellfield, which is adjacent to Energy Fuels' currently producing Nichols Ranch wellfield, is important to sustain the Company's long-term uranium production at Nichols Ranch. The Company is currently producing uranium from the Nichols Ranch wellfield and expects nine (9) header-houses to be in operation during 2017 producing a total of approximately 350,000 pounds of U_3O_8. The Nichols Ranch wellfield includes four (4) additional header-houses, which are expected to be constructed in the future, but only after sustained improvements in uranium prices are observed. Once all thirteen (13) header-houses in the Nichols Ranch wellfield have been constructed, the Company expects to advance production at Nichols Ranch into the Jane Dough wellfield, which contains twenty-two (22) header-houses that can be connected to the Nichols Ranch Plant.

According to a February 2015 technical report ("Technical Report") prepared in accordance with Canadian National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101"), the Jane Dough wellfield is estimated to hold approximately 3.6 million pounds of uranium, contained in 1.5 million tons of Indicated Mineral Resources with an average grade of 0.11% eU_3O_8. This is almost 1 million more pounds of uranium than what the Technical Report originally estimated to be contained in the currently producing Nichols Ranch wellfields.

Stephen P. Antony, President and CEO of Energy Fuels stated: "Receipt of NRC approval is a key milestone for Energy Fuels, as it ensures we are able to produce uranium from our Nichols Ranch ISR

Project over the long-term as market conditions warrant. I would like to recognize our internal permitting and ISR operations teams for their hard work in obtaining the various government approvals, licenses and permits from the NRC, EPA, and State of Wyoming for this important project. In my view, obtaining these approvals is validation of Energy Fuels' successful track-record of uranium production in Wyoming, and our commitment to safe operations and environmental protection. Uranium spot prices are up over 40% since early December 2016, and we are optimistic that we will continue to see positive market catalysts as the year goes on. As uranium prices continue to rise on a sustained basis, we expect to resume wellfield construction at Nichols Ranch, which is expected to include the Jane Dough wellfields in the future."

About Energy Fuels: *Energy Fuels is a leading integrated US-based uranium mining company, supplying U_3O_8 to major nuclear utilities. Energy Fuels holds three of America's key uranium production centers, the White Mesa Mill in Utah, the Nichols Ranch Processing Facility in Wyoming, and the Alta Mesa Project in Texas. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U_3O_8 per year. The Nichols Ranch Processing Facility is an ISR production center with a licensed capacity of 2 million pounds of U_3O_8 per year. Alta Mesa is an ISR production center currently on care and maintenance. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including one producing ISR project, mines on standby, and mineral properties in various stages of permitting and development. The Company also produces vanadium as a co-product of its uranium production form certain of its mines on the Colorado Plateau, as market conditions warrant. The Company's common shares are listed on the NYSE MKT under the trading symbol "UUUU", and on the Toronto Stock Exchange under the trading symbol "EFR".*

Stephen P. Antony, P.E., President & CEO of Energy Fuels, *is a Qualified Person as defined by Canadian National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.*

Cautionary Note Regarding Forward-Looking Statements: *Certain information contained in this news release, including any information relating to: the Company being a leading producer of uranium in the U.S.; the Company's expectation that it now holds all permits required to expand the Nichols Ranch ISR Project into the Jane Dough wellfields in the future; the Jane Dough wellfields being important to sustain the Company's long-term uranium production at Nichols Ranch; the Company's expectations regarding production at the Nichols Ranch Project in 2017; the Company's expectations with regard to the sequencing of header-houses and wellfields including resuming wellfield construction, and advancing production at Nichols Ranch into the Jane Dough wellfields in the future; resource estimates; expectations about seeing positive market catalysts as the year goes on; and any other statements regarding Energy Fuels' future expectations, beliefs, goals or prospects; constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation factors relating to: the Company being a leading producer of uranium in the U.S.; the Company's expectation that it now holds all permits required to expand the Nichols Ranch ISR Project into the Jane Dough wellfields in the future; the Jane Dough wellfields being important to sustain the Company's long-term uranium production at Nichols Ranch; the Company's expectations regarding production at the Nichols Ranch Project in 2017; the Company's expectations with regard to the sequencing of header-houses and wellfields including resuming wellfield construction, and advancing production at Nichols Ranch into the Jane Dough wellfields in the future; resource estimates; expectations about seeing positive market catalysts as the year goes on; and other risk factors as described in Energy Fuels' most recent annual report on Form 10-K and quarterly financial reports. Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels'*

filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resource: *This news release contains certain disclosure that has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") classification system. Canadian standards, including NI 43-101, differ significantly from the requirements of U.S. securities laws, and reserve and resource information contained in this news release may not be comparable to similar information disclosed by companies reporting only under U.S. standards. In particular, the term "resource" does not equate to the term "reserve" under SEC Industry Guide 7.* ***United States investors are cautioned not to assume that all or any of Measured or Indicated Mineral Resources will ever be converted into mineral reserves. Investors are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally minable. Energy Fuels does not hold any Reserves as that term is defined by SEC Industry Guide 7. Please refer to the section entitled "Cautionary Note to United States Investors Concerning Disclosure of Mineral Resources" in the Company's Annual Report on Form 10-K dated March 9, 2017 for further details.***

Energy Fuels Inc.
Curtis Moore – VP of Marketing & Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com